

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 21, 2017

Jamie Soler
Chief Executive Officer
Cencosud S.A.
Av. Kennedy 9001, Piso 6
Las Condes, Santiago, Chile

> **Re: Cencosud S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2015**
> **Filed April 15, 2016**
> **File No. 1-35575**

Dear Mr. Soler:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Rodrigo Larrain, Chief Financial Officer
    Carlos Mechetti, Legal Counsel